LAZYDAYS HOLDINGS, INC.
4042 Park Oaks Blvd., Suite 350
Tampa, Florida

January 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Lazydays Holdings, Inc. Registration Statement on Form S-1, as may be amended from time to time File No. 333-283548 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lazydays Holdings, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on January 13, 2025 at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

In connection with the Registration Statement, the Company hereby acknowledges that:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact William J. Goodling of Stoel Rives LLP at (503) 294-9501 or Steven H. Hull of Stoel Rives LLP at (503) 294-9122. The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to William J. Goodling or Steven H. Hull and that such effectiveness also be confirmed in writing.

Very truly yours, LAZYDAYS HOLDINGS, INC. By: /s/ Ronald K. Fleming Name: Ronald K. Fleming Title: Interim Chief Executive Officer

cc: William J. Goodling
      Steven H. Hull
      Stoel Rives LLP